# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## Report of Foreign Private Issuer

## Pursuant to Rule 13a-16 or 15d-16
## under the Securities Exchange Act of 1934

For the month of July 2011

Commission File Number _____0-16174_____

## TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

### 5 Basel Street, P.O. Box 3190
### Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

 Pharmaceutical Industries Ltd.

Jerusalem, Israel, July 20, 2011 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that patent litigation with Novartis related to generic versions of Novartis' Lotrel® (amlodipine besylate/benazepril) capsules sold by Teva has been dismissed by the United States District Court for the District of New Jersey pursuant to a settlement between the parties, which provides for a release of all claims against Teva and its subsidiaries. The financial terms of the settlement are confidential.



Teva Pharmaceutical Industries Ltd.                Web Site: www.tevapharm.com

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                 (Registrant)


By:                              /s/  Eyal Desheh
                                 Name: Eyal Desheh
                                 Title: Chief Financial Officer


Date: July 21, 2011